Exhibit 12

Hawaiian Holdings, Inc.
Computation of Ratio of Earnings to Fixed Charges

	Three Months Ended March 31,	Years Ended December 31,
	2016	2015	2014	2013	2012	2011
	(in thousands, except ratio of earnings to fixed charges)
Earnings:
Income before income taxes	$83,104	$295,688	$113,447	$86,410	$85,786	$(1,082)
Total fixed charges (see below)	23,506	104,652	112,443	96,459	88,836	71,536
Interest capitalized	(225)	(3,261)	(8,024)	(12,625)	(10,524)	(7,771)
Earnings as adjusted	$106,385	$397,079	$217,866	$170,244	$164,098	$62,683

Fixed Charges:
Interest and amortization of debt discount and issuance cost	$11,004	$55,678	$64,240	$50,453	$43,522	$24,521
Portion of rental expense representative of the interest factor	12,502	48,974	48,203	46,006	45,314	47,015
Total fixed charges	$23,506	$104,652	$112,443	$96,459	$88,836	$71,536
Ratio of earnings to fixed charges (a)	4.53	3.79	1.94	1.76	1.85	—
Coverage deficiency	$—	$—	$—	$—	$—	$8,853

(a)
For purposes of calculating this ratio, earnings consist of income (loss) before income taxes plus fixed charges, net of capitalized interest. Fixed charges consist of interest expense, the amount amortized for debt discount and issuance cost, and the portion of rental expense representative of interest.